Exhibit 4.9

Establishment Purchase Agreement and Other Covenants

Dated January 31, 2011

Summary of the Portuguese language original filed herewith

PARTIES	Fibria Celulose S.A. (“Fibria”) and Suzano Papel e Celulose S.A. (“Suzano”).

PURPOSE	Acquisition by Suzano of the 50% participation owned by Fibria in Consórcio Paulista de Papel e Celulose — CONPACEL consortium (the other 50% were already owned by Suzano).

PRICE	R$ 1,450,000,000, paid on the Closing Date (January 31, 2011).

CERTAIN REPRESENTATIONS AND WARRANTIES OF FIBRIA

1. The company is a corporation duly incorporated and validly existing under the Laws of Brazil.

2. All the necessary authorizations were duly obtained for the execution of the Agreement.

3. Fibria is the lawful owner of the establishment and its assets, which, except otherwise disclaimed, are free and clear of any lien.

4. Notwithstanding the sale of the establishment, Fibria remains with enough assets to comply with all of its obligations.

5. Except as otherwise disclaimed, the establishment is provided with all of the applicable licenses and registrations required by the federal, state or local authorities for the performance of its business.

CERTAIN REPRESENTATIONS AND WARRANTIES OF SUZANO	1. The company is a corporation duly incorporated and validly existing under the Laws of Brazil. 2. All the necessary authorizations were duly obtained for the execution of the Agreement.

INDEMNIFICATION BY FIBRIA

Fibria shall indemnify Suzano for any losses incurred by Suzano related to: (i) any breach, imprecision, or failure to comply with any of its representations or warranties; (ii) failure to comply with any of its obligations arising out of this agreement; (iii) any existing contingencies, regardless if such contingencies incurs after the Closing Date; and (iv) any and all debts, obligations, liens, responsibilities, contingencies or losses of Fibria which may affect Suzano and are not related to the Establishments or the Trademarks, regardless if such events incurs previously or after the Closing Date.

Indemnification shall only become due by Fibria (i) once the aggregate losses amount reaches R$1 million, or (ii) at the end of each period of six months following the closing date, whichever occurs first.

For undisclosed environmental liabilities, Fibria’s indemnification liability shall be limited to R$50 million.

INDEMNIFICATION BY SUZANO

Suzano shall indemnify Fibria for any losses incurred by Fibria related to: (i) any breach, imprecision, or failure to comply with any of its representations or warranties; and (ii) failure to comply with any of its obligations arising out of this agreement.

ADDITIONAL COVENANTS

Fibria shall also transfer to Suzano certain trademarks related to CONPACEL. The transfer shall be made in a separate agreement.

Fibria shall also license to Suzano, free of charge and for a term of 7 years as of the Closing Date, certain genetic material formulas used in CONPACEL.

EXPENSES	Each party shall be responsible for its own expenses, including lawyers, accountants and consultants.

NON COMPETE

For 5 years as of the Closing Date, Fibria shall not directly or indirectly compete in the “cut size” and “couché off machine” paper business activities, including as a shareholder, consortium member, partner, lender or fiduciary agent.

APPLICABLE LAW	Brazilian Law.

ARBITRATION

The arbitration shall take place in São Paulo, State of São Paulo, Brazil, and follow the rules of the Arbitration and Mediation Center of the Brazil-Canada Chamber.

For urgent measures, the parties elect the jurisdiction of São Paulo, State of São Paulo, Brazil.

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